Milam Foster Newby mnewby@velaw.com

Tel +1.512.542.8846  Fax +1.512.236.3240

VIA EDGAR

October 14, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549-3628

Attention:  H. Roger Schwall, Assistant Director, Office of Natural Resources

Re:                             Clayton Williams Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
Form 10-Q for the Quarterly Period Ended June 30, 2015
File No. 1-10924

Dear Mr. Schwall:

We are continuing to work with Clayton Williams Energy, Inc. (“CWEI”) to prepare a response to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated September 16, 2015, relating to the CWEI Form 10-K for the fiscal year ended December 31, 2015 and Form 10-Q for the quarterly period ended June 30, 2015 (the “Comment Letter”) and to furnish the requested information to the Staff.  CWEI will be further delayed in furnishing its response to the Staff, and respectfully requests an additional extension of time to respond to the Comment Letter.  CWEI expects to file its response to and furnish all information required by the Comment Letter no later than Friday, October 30, 2015.

Very truly yours,

/S/ MILAM F. NEWBY

Milam F. Newby

Vinson & Elkins LLP Attorneys at Law	2801 Via Fortuna, Suite 100
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